September 16, 2009
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Pregis Holding II Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 27, 2009 File No. 333-130353-04
Dear Mr. O’Brien:
This letter sets forth the response of Pregis Holding II Corporation (the “Company”) to the comment letter dated September 10, 2009 of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009. In order to ease your review, we have repeated the comment in its entirety in bold text below prior to our response.
Form 10-Q for Fiscal Year Quarter Ended June 30, 2009
Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 27
1. You state on page 29 that as of June 30, 2009 you had $6.7 million of outstanding letters of credit, reducing availability under your revolving credit facility to $38.3 million. You also disclose on page 29 “As a result of CIT’s financial difficulties, and to preserve liquidity under the revolving credit facility, the Company drew the full amount available under the revolving credit facility.” Please tell us and disclose in the financial in future filings your relationship with CIT, the timing and amount you drew down, how the funds were utilized and by whom. Please also tell us which line items on your balance sheet as of June 30, 2009, contains the amount withdrawn.
Response:
As stated in the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2009, CIT Group is a significant participant in the Company’s revolving credit facility. The Company’s relationship with CIT Group is limited to CIT’s participation in the Company’s revolving credit facility.
As stated in our Form 10-Q for the Fiscal Quarter Ended June 30, 2009, the Company had $38.3 million of availability under its revolving credit facility as of June 30, 2009.

Terence O’Brien
September 16, 2009

The revolver draw disclosed on page 29 of the Form 10-Q occurred on July 14, 2009 and was for the entire amount available on that date under the revolving credit facility, $38.7 million. Because the revolver drawdown occurred after June 30, 2009, the incremental debt and proceeds are not reflected in the Company’s consolidated balance sheet as of or consolidated statement of cash flows for the period ended June 30, 2009. (Assuming the debt remains outstanding at September 30, 2009, the draw will be reflected on the Company’s September 30, 2009 balance sheet as an increase to “current portion of long-term debt”).
The funds were drawn solely to preserve available liquidity under the revolving credit facility. As disclosed on page 29 of the Company’s June 30, 2009 Form 10-Q, the Company had previously lost $5 million of availability under its revolving credit facility as a result of the bankruptcy of the parent company to Lehman Commercial Paper, Inc., a participant in the Company’s revolving credit facility. As disclosed on page 29 of the Company’s June 30, 2009 Form 10-Q, as a result of CIT’s financial difficulties, and to preserve available liquidity under the Company’s revolving credit facility, the Company drew the entire amount available under the revolving credit facility. As discussed above, the amount of the draw was $38.7 million. As the draw was solely an action to preserve liquidity, the funds have not been used. The cash remains on-hand and the related debt remains outstanding as of the date of this letter.
The Company will disclose the foregoing incremental detail in its future filings in the financial statements and under “Liquidity and Capital Resources.”
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact Keith LaVanway, our Chief Financial Officer, at 847-597-9353.

Sincerely,
/s/ Michael T. McDonnell
Name:	Michael T. McDonnell
Title:	President and Chief Executive Officer